SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. ___)


                            Sonics & Materials, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.03
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   83546610300
                       ---------------------------------
                                 (CUSIP Number)



                            Malcolm P. Wattman, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-6222
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)



                                October 13, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box . |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.  83546610300                                               PAGE 2 OF 9



--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Crest Group, Incorporated
         22-3683681
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|_| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA

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                        7       SOLE VOTING POWER
                                  237,500
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                   0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                     237,500

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                  0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           237,500

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  83546610300                                               PAGE 3 OF 9


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         J. Michael Goodson

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|_| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                  237,500
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                   0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                     237,500

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                  0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           237,500

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           IN

--------------------------------------------------------------------------------

CUSIP NO.  83546610300                                               PAGE 4 OF 9


ITEM 1.     SECURITY AND ISSUER.

            This statement relates to shares of common stock, $0.03 par value per share (the "Common Stock"), of Sonics & Materials, Inc. (the "Corporation"). On October 13, 2000, the beneficial ownership of the Common Stock held by the Reporting Persons (as defined below) exceeded 5% of the outstanding Common Stock of the Corporation and, therefore, the Reporting Persons are filing this
Schedule 13D pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act").

            The Corporation's principal executive office is located at 53 Church Hill Road, Newton, Connecticut 06470.

            The name, residence or business address and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of Crest is set forth in Appendix 1 attached hereto.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This statement is being filed by The Crest Group, Incorporated ("Crest"), a corporation organized and existing under the laws of Delaware. Crest is engaged in the business of manufacturing and selling ultrasonic cleaning and plastic welding systems and chemistries. The business address of Crest is Scotch Road, P.O. Box 7266, Trenton, New Jersey 08628.

            During the past five (5) years, Crest has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            During the past five (5) years, Crest has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (b) This statement is being filed by J. Michael Goodson ("Goodson" and, together with Crest, the "Reporting Persons"), Chief Executive Officer of Crest, which has its principal business address at Scotch Road, P.O. Box 7266, Trenton, New Jersey 08628. Goodson's beneficial interest in the Common Stock arises from his control of Crest.

            During the past five (5) years, Goodson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            During the past five (5) years, Goodson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO.  83546610300                                               PAGE 5 OF 9


            Goodson is a citizen of the United States.

            (c) To the best knowledge of the Reporting Persons, each individual listed in Appendix 1 hereto is a United States citizen and, during the last five
(5) years, none of the individuals listed in Appendix 1 hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The net investment cost (excluding commissions) of the shares of Common Stock beneficially owned by the Reporting Persons was $236,562.50. The source of funds for this consideration was Crest's working capital.

ITEM 4.     PURPOSE OF TRANSACTION.

            Crest has made an informal proposal to the majority stockholder of the Corporation to merge with the Corporation and acquire all of the issued and outstanding shares of the Corporation's Common Stock. The proposal is subject to the securing of financing for the proposed transaction and other customary conditions precedent to the consummation of such a transaction. The Reporting Persons intend, subject to market conditions, if the proposal is rejected or is not accepted by the Corporation's majority shareholder, to acquire additional shares of the Corporation's Common Stock. The Reporting Persons may elect to sell any or all shares of the Common Stock, although the Reporting Persons have no present plans to do so.

            Unless the majority stockholder and the Reporting Persons agree on an acquisition proposal, the Reporting Persons have no current plans or proposals which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer; (ii) a sale or transfer of a material amount of assets of the issuer;
(iii) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the issuer; (v) any other material change in the issuer's business or corporate structure; (vi) changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (vii) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated in (i) through (viii) herein.

CUSIP NO.  83546610300                                               PAGE 6 OF 9


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) According to the Corporation's Annual Report on Form 10-K for the fiscal year ended June 30, 2000, as of September 25, 2000, the Corporation had issued and outstanding 3,520,100 shares of Common Stock. The Reporting Persons are the beneficial owners of 237,500 shares of Common Stock, or 6.7% of the issued and outstanding Common Stock.

            (b) The Reporting Persons have the sole power to vote, or to direct the vote of, 237,500 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 237,500 shares of Common Stock.

            (c) The trading dates, number of shares purchased or sold and the price paid per share by the Reporting Persons for the 60 days preceding the filing of this Schedule 13D are set forth below. All such transactions were open market transactions and were effected on the OTC Bulletin Board. No other transactions were effected by the Reporting Persons during such period.


        --------------------------------------------------------------------
            TRADE DATE         BOUGHT (SOLD)                PRICE
        --------------------------------------------------------------------
             9/05/00               5,000                  $6,253.50
        --------------------------------------------------------------------
             9/08/00               10,000                $12,503.50
        --------------------------------------------------------------------
             9/12/00               10,000                $12,553.50
        --------------------------------------------------------------------
             10/05/00              15,000                $16,334.74
        --------------------------------------------------------------------
             10/06/00              7,500                  $7,503.50
        --------------------------------------------------------------------
             10/11/00              10,000                $10,003.50
        --------------------------------------------------------------------
             10/12/00              7,500                  $7,503.50
        --------------------------------------------------------------------
             10/13/00              15,000                $15,003.50
        --------------------------------------------------------------------
             10/17/00              45,000                $45,003.50
        --------------------------------------------------------------------

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None.

CUSIP NO.  83546610300                                               PAGE 7 OF 9


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.

CUSIP NO.  83546610300                                               PAGE 8 OF 9


SIGNATURES.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       October 26, 2000.


                                       THE CREST GROUP, INCORPORATED



                                       By: /s/  J. Michael Goodson
                                           ----------------------------------
                                           Name:  J. Michael Goodson
                                           Title:  Chief Executive Officer




                                       By: /s/ J. Michael Goodson
                                           ----------------------------------
                                           Name:  J. Michael Goodson

CUSIP NO.  83546610300                                               PAGE 9 OF 9


                                   Appendix 1



Name: J. Michael Goodson
Title: President, Chief Executive Officer and Director
The Crest Group, Incorporated, Scotch Road, P.O. Box 7266, Trenton,
  New Jersey 08628
Principal Occupation: President, Chief Executive Officer and Director of The
  Crest Group, Incorporated
Citizenship:  United States

Name: Leon Linebarger
Title: Director
The Crest Group, Incorporated, Scotch Road, P.O. Box 7266, Trenton,
  New Jersey 08628
Principal Occupation:  Retired
Citizenship:  United States

Name: William Owens
Title: Director
The Crest Group, Incorporated, Scotch Road, P.O. Box 7266, Trenton,
  New Jersey 08628
Principal Occupation:  Management Consultant
Citizenship:  United States

Name: Carl Dobes
Title: Vice President and Secretary
The Crest Group, Incorporated, Scotch Road, P.O. Box 7266, Trenton,
  New Jersey 08628
Principal Occupation: Vice President and Secretary of The Crest Group,
  Incorporated
Citizenship:  United States